Mail Stop 6010

August 6, 2008

VIA U.S. MAIL

Mr. Herbert Schaffer
Chief Executive Officer and Chief Financial Officer
Green Planet Solutions, Inc.
777 East Atlantic Avenue C2-287
Delray Beach, Florida 33483

> **Re: Green Planet Solutions, Inc.**
> **Form 10-KSB for the year ended December 31, 2007**
> **File No. 000-51878**

Dear Mr. Schaffer:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Accounting Branch Chief